UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 20, 2023

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 20 November 2023 entitled ‘Director/PDMR Shareholding’.

VODAFONE GROUP PLC
(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Conditional Award of Shares

A conditional award of shares was granted to the below participant on 17 November 2023 by the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan and is subject to the same conditions as the July 2023 award made to other members of the Executive Committee. The below tables set out the maximum number of shares granted and these will be reduced accordingly if the Company achieves less than maximum performance.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Luka Mucic
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.7322	4,670,854
d)	Aggregated information: volume, Price	Aggregated volume: 4,670,854 Ordinary shares Aggregated price: GBP 3,419,999.30
e)	Date of the transaction	2023-11-17
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: November 20, 2023	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary